Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

July 26, 2016

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Samantha Brutlag and Jacob Sandoval

Re:	Infinity Core Alternative Fund File Nos.: 811-22923; 333-194283

Dear Ms. Brutlag and Mr. Sandoval:

The following responds to the comments you provided on July 18, 2016 in connection with your review of Post-Effective Amendment No. 6 to the registration statement on Form N-2 under the Investment Company Act of 1940 (“1940 Act”) of the Infinity Core Alternative Fund (the “Fund”). Capitalized terms not otherwise defined herein have the meaning set forth in the Fund’s Prospectus. Changes to the Fund’s disclosure will be reflected in a new POS 8C filing.

1.	Comment: Please confirm that the Fund’s current and former independent registered public accounting firms will provide dated and signed consents to be included with the Fund’s new POS 8C filing.

Response: The Fund confirms that its new POS 8C filing will include dated and signed consents from Grant Thornton LLP and KPMG LLP, the Fund’s current and most recent former independent registered public accounting firms, respectively.

2.	Comment: Footnotes 4 and 5 to the Fund Fees and Expenses table on page 9 of the Prospectus state that amounts are for the twelve-month period ended March 31, 2016. Amounts should be based on estimated amounts for the current fiscal year. Please revise as appropriate.

Response: The Fund confirms that the “Interest Payments on Borrowed Funds” and “Other Expenses” are based on estimated amounts for the current fiscal year and will revise Footnotes 4 and 5 as appropriate.

3.	Comment: Please revise the Registration Statement, as necessary, to reflect that the initial term of the Expense Limitation and Reimbursement Agreement will end on October 1, 2016.

Response: The Fund will revise the disclosure regarding the Expense Limitation and Reimbursement Agreement as follows:

“The Expense Limitation and Reimbursement Agreement has an initial three-year term, which ends on October 1, 2016. The Expense Limitation and Reimbursement Agreement will automatically renew for consecutive one-year terms thereafter. None of the Fund, the Investment Manager or Sub-Adviser may terminate the Expense Limitation and Reimbursement Agreement during the initial three-year term. After October 1, 2016, any of the Fund, the Investment Manager or the Sub-Adviser may terminate the Expense Limitation and Reimbursement Agreement upon 30 days’ written notice.”

4.	Comment: The second sentence of the Limited Operating History Risk on page 13 should be revised as follows: “Each has a limited operating history.” Please update other parts of the Registration Statement, as necessary, to conform with this change.

Response: The Fund has revised the Registration Statement as requested and will update other parts of the Registration Statement, as necessary, to conform with this change.

5.	Comment: If the Fund will invest 10% or more of its assets in foreign securities that are not publicly traded in the U.S., please ensure that the risk factors include those described in the Guide 9 of the Guidelines to Form N-2.

Response: The Fund is a fund of funds and does not invest 10% or more of its assets in foreign securities that are not publicly traded in the U.S. The Fund will however revise its disclosure as necessary to include the risk factors described in the Guide 9 of the Guidelines to Form N-2.

6.	Comment: Please confirm whether the 14.44% since inception return under the Average Annual Return table on page 24 is a cumulative or average annual return. If the return is cumulative, please update the table heading or provide the correct average annual return since inception.

Response: The Fund has updated the Average Annual Return table on page 24 to reflect a 4.61% since inception return.

7.	Comment: Please update the prior performance of similar accounts on page 25 to include returns and performance information from January 2014 to present.

Response: The Fund has updated the prior performance of similar accounts on page 25 to include returns and performance information from January 2014 to present.

8.	Comment: Please add disclosure regarding the tax consequences of repurchases under the Tender/Repurchase Procedures section on page 32 or identify where such disclosure is located.

Response: The Fund confirms that there is disclosure regarding the tax consequences of repurchases under the “Sales, Exchanges And Redemptions” paragraphs of the Taxes section on page 38.

9.	Comment: Please disclose the amounts paid to the Investment Manager and Sub-Adviser under the Investment Management Agreement and Sub-Advisory Agreements for the last three fiscal years. See Item 20(1)(c) of Form N-2.

Response: The Fund will add the following disclosure to the Investment Management and Other Services section of the SAI:

For the fiscal period from October 1, 2013 (commencement of operations) to March 31, 2014, the Fund paid the Advisers management fees (after waivers and reimbursements) and the Advisers waived management fees and reimbursed expenses, as follows:

	Management Fees	Waivers	Reimbursements	Management Fees Paid (After Waivers and Reimbursements)
Investment Manager	$69,098	$(60,421)	$0	$8,677
Sub-Advisor	$69,097	$(60,421)	$0	$8,676

For the fiscal year ended March 31, 2015, the Fund paid the Advisers management fees (after waivers and reimbursements) and the Advisers waived management fees and reimbursed expenses, as follows:

	Management Fees	Waivers	Reimbursements	Management Fees Paid (After Waivers and Reimbursements)
Investment Manager	$202,558	$(263,663)	$0	$(61,105)
Sub-Advisor	$202,557	$(263,663)	$0	$(61,104)

For the fiscal year ended March 31, 2016, the Fund paid the Advisers management fees (after waivers and reimbursements) and the Advisers waived management fees and reimbursed expenses, as follows:

	Management Fees	Waivers	Reimbursements	Management Fees Paid (After Waivers and Reimbursements)
Investment Manager	$536,607	$(255,007)	$0	$281,600
Sub-Advisor	$536,607	$(255,007)	$0	$281,600

* * *

The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement. The Fund further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statement may not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement. The Fund further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any party under the federal securities laws of the United States of America.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3307 or, in my absence, to Josh Deringer at (215) 988-2959.

Sincerely,

/s/ Jillian L. Bosmann

Jillian L. Bosmann

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